Filed by FirstEnergy Corp. Pursuant to
                     Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                     Commission File No.:  333-21011
                     Subject Company:  FirstEnergy Corp.




EMPLOYEE UPDATE
MERGER QUESTION LINE
Q&A

Employees who called our merger question line had good questions about our planned merger with GPU. We hope to complete the merger by mid-2001 following, among other things, approvals from each company's shareholders and various regulatory agencies.

Here are answers to some of the most commonly asked questions:

Q:  What's the status of GPU's ownership in Three Mile Island?

A: GPU sold Unit 1 of the Three Mile Island nuclear plant to AmerGen Energy Company in December 1999. Unit 2 is permanently shut down and defueled. GPU has provided funds for Unit 2's decommissioning, expected to start when its license expires in 2014.

Q: When the merger with GPU is completed, we'll double our electric utility customer base and serve 4.3 million customers. How will we meet this extra customer demand?

A: We're confident we can meet our system's changing needs, including a successful merger with GPU. We will continue to analyze the optimal combination of long- and short-term power purchases, including possibly acquiring new generation - within the context of changing market, weather, and regulatory conditions. After the merger is approved, the fact that GPU has minimal generation could enable us to reach a much broader customer base for some of our existing capacity.

Also, we have a number of peaking units in our portfolio. More are planned, and one has just been completed: Unit 5 of the Richland generating plant near Defiance. Keep in mind that although the customer bases of FirstEnergy and GPU are very similar, the two systems do not necessarily peak at the same time - a benefit in meeting peak customer needs. In short, we'll put to best advantage our baseload and peaking capacity as well as long- and short-term purchase-power contracts, and look into purchasing more generation.

Q: Will GPU employees be offered positions at any FirstEnergy facilities?
A: Our merger agreement with GPU states that FirstEnergy will consider GPU employees for positions at FirstEnergy resulting from the merger using criteria including, among other things, previous work history, job experience, and qualifications. To determine answers to many organizational questions, Chairman and CEO Pete Burg is heading up the merger integration team's steering committee. The committee's vice chairman is Fred Hafer, GPU's chairman, president, and CEO. Three other senior management members will be on the committee - one person from GPU and two from FirstEnergy. The merger integration team will recommend and ultimately help implement the organizational structure.

Q: Are there any plans to combine the System Control centers for GPU and FirstEnergy?

A: The merger integration team will determine the most appropriate way to dispatch power for our combined system.

MERGER QUESTION LINE
We encourage you to call our merger question line: 825/3773 or 330-384-3773. You don't have to give your name. We'll answer the most-asked questions in Employee Update.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995

This publication contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc. will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the SEC's Web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to: FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890, Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962,
Telephone: 1-973-401-8720.

FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, manager of Communications, and Kurt E. Turosky, manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.

GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman; CEO and President), Thomas B. Hagen, John M. Pietruski, Robert Pokelwaldt, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patricia K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.